st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

14 November 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549 [redacted]
U.S.A.

Attention: SEC Filing Desk

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Chairman's Remarks to Scheme Meetings and Extraordinary General Meeting;
- Voting Results for Share Scheme Meeting, Extraordinary General Meeting, SAINTS Scheme Meeting and Option Scheme Meeting; and
- Media Release – Shareholders Approve Merger with Westpac.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

dlw 11/19

RECEIVED
2008 NOV 18 P 3:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	3
Contact Officer:	MICHAEL BOWAN
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**VOTING RESULTS FOR SHARE SCHEME MEETING, EXTRAORDINARY GENERAL MEETING, SAINTS SCHEME MEETING AND OPTION SCHEME MEETING**
Date sent:	13 NOVEMBER 2008

SHARE SCHEME MEETING

I advise that, at the Share Scheme Meeting of St.George ordinary shareholders held today, the resolution (as set out in the notice of meeting contained in the Scheme Booklet dated 29 September 2008) to approve the Share Scheme was passed by poll with the requisite majorities, being passed by:

- 94.55% of the votes cast on the resolution; and
- 89.49% of the number of ordinary shareholders present and voting at the meeting (whether in person or by corporate representative, proxy or attorney).

Further information regarding the voting results is set out below.

	No. of votes	**% of votes**	**No. of shareholders**	**% of shareholders**
Votes cast FOR the resolution	282,123,548	94.55	40,734	89.49
Votes cast AGAINST the resolution	16,276,739	5.45	4,785	10.51
Total votes cast	**298,400,287**	**100**	**45,519**	**100**

The number of ABSTAIN votes recorded on the resolution was 331,923

The instructions given to validly appointed proxies in respect of the resolution were as follows.

For	**Against**	**Abstain**	**Proxy's discretion**
259,293,677	14,633,116	267,650	21,495,468

EXTRAORDINARY GENERAL MEETING

I advise that, at the Extraordinary General Meeting of St.George ordinary shareholders held today, the resolution (as set out in the notice of meeting contained in the Scheme Booklet dated 29 September 2008) to approve amendments to the St.George constitution was passed by poll with the requisite majority of votes, being passed by 95.01% of the votes cast on the resolution.

Further information regarding the voting results is set out below.

	No. of votes	% of votes
Votes cast FOR the resolution	283,294,582	95.01
Votes cast AGAINST the resolution	14,890,479	4.99
Total votes cast	**298,185,061**	**100**

The number of ABSTAIN votes recorded on the resolution was 1,609,963

The instructions given to validly appointed proxies in respect of the resolution were as follows.

For	Against	Abstain	Proxy's discretion
256,624,587	13,600,040	1,439,995	25,659,226

SAINTS SCHEME MEETING

I advise that, at the SAINTS Scheme Meeting of SAINTS holders held today, the resolution (as set out in the notice of meeting contained in the Scheme Booklet dated 29 September 2008) to approve the SAINTS Scheme was passed by poll with the requisite majorities, being passed by:

- 98.39% of the votes cast on the resolution; and
- 94.54% of the number of SAINTS holders present and voting at the meeting (whether in person or by corporate representative, proxy or attorney).

Further information regarding the voting results is set out below.

	No. of votes	% of votes	No. of SAINTS holders	% of SAINTS holders
Votes cast FOR the resolution	1,074,684	98.39	2,718	94.54
Votes cast AGAINST the resolution	17,591	1.61	157	5.46
Total votes cast	**1,092,275**	**100**	**2,875**	**100**

The number of ABSTAIN votes recorded on the resolution was 1,912

The instructions given to validly appointed proxies in respect of the resolution were as follows.

For	Against	Abstain	Proxy's discretion
994,421	18,126	1,912	95,934

OPTION SCHEME MEETING

I advise that, at the Option Scheme Meeting of Award Option holders held today, the resolution (as set out in the notice of meeting contained in the Scheme Booklet dated 29 September 2008) to approve the Option Scheme was passed by poll with the requisite majorities, being passed by 83.72% of the Award Option holders present and voting at the meeting (whether in person or by proxy or attorney) whose Award Options in aggregate represent 92.62% of the total value of the Award Options (other than Award Options held by Excluded Award Option holders). For this purpose, each Award Option is of equal "value".

Further information regarding the voting results is set out below.

	Value of votes (where 1 Award Option = 1 vote)	**% of total value**	**No. of Award Option holders**	**% of Award Option holders**
Votes cast FOR the resolution	127,576	92.62	36	83.72
Votes cast AGAINST the resolution	10,160	7.38	7	16.28
Total votes cast	**137,736**	**100**	**43**	**100**

The number of ABSTAIN votes recorded on the resolution was nil.

The instructions given to validly appointed proxies in respect of the resolution were as follows.

For	**Against**	**Abstain**	**Proxy's discretion**
119,220	18,674	0	0

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george Westpac

Media Release

13 November 2008

Shareholders approve merger with Westpac to create Australia's leading financial services organisation

St.George shareholders today overwhelmingly approved a proposal for the merger of Westpac and St.George. Approximately 95% of the votes cast at the Share Scheme Meeting held this morning were in favour of the merger proposal.

The Chairman of St.George Bank, Mr John Curtis, said: "Today's vote is an historic event and brings together two great businesses to create the leading financial services organisation and one of the largest companies in Australia.

"In addition, the new entity will be one of only 17 banks in the world which are rated 'AA' or higher."

Under the scheme, St.George shareholders will receive 1.31 Westpac shares for every St.George share they hold. In addition, a final and special dividend totalling $1.25 will be paid on Thursday 18 December. For shareholders who are Australian residents, Capital Gains Tax roll-over relief is expected to be available.

"St.George shareholders have overwhelmingly endorsed the proposal and the Board's recommendation. Shareholders obviously saw strong merit in the proposal and on behalf of the Board, I would like to thank them for their support throughout the process," Mr Curtis said.

"We are very pleased that under the proposal, the St.George brand and branch network will be maintained, along with a corporate presence in Kogarah. We believe this is a very strong operating model that will benefit all stakeholders. Our customers will be able to enjoy the same exceptional St.George service – with the additional benefit of access to more than 2,700 ATMs across Australia from 1 December.

"The Board would also like to acknowledge the continuing support of St.George staff and management across the Group. The Bank has performed very well in the circumstances due to their stewardship. I would also like to thank Mr Paul Fegan, Managing Director and CEO, and the Group Executive for their leadership during this process."

Westpac Banking Corporation today welcomed the decision of St.George shareholders to vote in favour of merging with Westpac.

Westpac Chairman, Mr Ted Evans, said the strong vote in favour of the merger demonstrated that St.George shareholders appreciated the benefits that this merger will create.

"On behalf of the Westpac Board I welcome St.George shareholders, customers and employees who, with us, will bring together the best of both banks. The merger creates a larger, more diverse and even stronger financial services company – well positioned to meet the challenges of the current global environment.

st.george Westpac

Key dates in relation to Share Scheme

Note: the following timetable is extracted from the Scheme Booklet dated 29 September 2008. The timetable is indicative only and, among other things, is subject to the satisfaction or, where applicable, waiver of the conditions precedent to the Share Scheme, and to all necessary Court and regulatory approvals. Any variation to the timetable set out above will be announced to ASX and published online at www.stgeorgemerger.com.au.

Effective Date Court order lodged with ASIC and announcement to ASX Last day of trading in St.George Shares – St.George Shares suspended from trading on ASX from close of trading on ASX	Monday 17 November 2008
New Westpac Shares commence trading on ASX on a deferred settlement basis	Tuesday 18 November 2008
Record Date Scheme Record Date for determining entitlement to the Share Scheme Consideration Record date for determining entitlement to St.George Share FY2008 Final Dividend and Special Dividend	7.00pm (Sydney time) on Monday 24 November 2008
Implementation Date Issue of New Westpac Shares and transfer of St.George Shares to Westpac Commencement of despatch to Share Scheme Participants of holding statements confirming the issue of New Westpac Shares Last day of deferred settlement trading on ASX for New Westpac Shares	Monday 1 December 2008
New Westpac Shares commence trading on a normal settlement basis on ASX	Tuesday 2 December 2008
Payment of St.George Share FY2008 Final Dividend and Special Dividend	Thursday 18 December 2008

st.george

To: Companies Announcements
Australian Securities Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	8
Contact Officer:	MICHAEL BOWAN
Contact Telephone:	(02) 9236 2833
Facsimile:	(02) 9236 1899
Subject:	**CHAIRMAN'S REMARKS**
Date sent:	13 NOVEMBER 2008

I attach a copy of the Chairman's remarks to the Scheme Meetings and EGM to commence at 10.00am (Sydney time) this morning.

The meetings will be webcast on www.stgeorgemerger.com.au and www.stgeorge.com.au.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Merger Meetings

Exhibition Hall 1
Sydney Convention and Exhibition Centre
Darling Harbour, Sydney

13 November 2008

● ● ● ●

Remarks by Mr John Curtis, Chairman

Now I would like to turn to the more formal aspects of the meeting.

In a few moments, I will formally move the resolution for the Share Scheme. I will allow for questions on the resolution to be considered at today's meeting, and after any questions, we will move to a vote on that resolution by way of a poll.

But first, I'd like to say a few words about the proposed merger

As you would appreciate, your Board had been prepared for a merger approach for some time so when Westpac approached St.George in May this year we were well prepared.

It was evident from the outset that the Proposal put forward by Westpac was a very compelling one for St.George from a strategic, financial, staff and customer perspective.

As opposed to a cash transaction where the highest cash price is extremely important, in a scrip based transaction like this one, where you are being asked to swap your shares in this bank for shares in a new combined bank entity, the business model of that combined entity is a major consideration for a board when deciding whether to recommend the Westpac Proposal, as clearly this is how future value will be created.

The Westpac Proposal was about bringing together two very successful businesses with iconic brands and complementary cultures and therefore it made great strategic sense. Bringing them together in a way which preserves St.George's operating model and unique culture made even more sense particularly for customers, staff and shareholders.

The Board was not only conscious of the financial and strategic perspectives which are some of the drivers of shareholder value but most importantly what this would mean for staff and customers who are the basis of this Bank.

Why? Because St.George is different and has always been different - because we care about staff and we care about our customers and we have a culture that is different because of that. It was inevitable that St.George one day would be taken over by one of the large banks. No one knew our culture better than Gail Kelly, the importance of staff and customers to that culture and accordingly the Westpac Proposal reflected a business model which puts staff and customers at the centre of that ongoing business model. This was what the Board wanted and Westpac offered it as part of their original Proposal. Accordingly we emphasised at the time we accepted, that the business model which was about retaining the St.George culture, was critical in our decision to endorse the Westpac Proposal.

Under the Westpac Proposal, the distinctive St.George, BankSA and Asgard brands will all be retained and the culture and customer service focus of St.George will also be retained and strengthened.

In addition, Westpac indicated its commitment to the retention of the St George branches and ATM networks and our corporate presence in Kogarah, which the Treasurer has also noted in his approval of the merger.

Your Board understands that this merger is about retention and growth of the St.George culture both inside St.George and Westpac. Yes unfortunately there may well be some job losses, mainly in the back office and head office functions, which are inevitable with any merger but Westpac have given a commitment to minimise job losses through natural attrition and redeployment wherever possible. However whilst the Board understands that there will be some inevitable short term pain, the acceptance of the Westpac Proposal is all about trying to create a stronger and even better bank for customers, staff and shareholders over the ensuing years, particularly having regard to the current uncertain economic outlook.

I repeat, all of these elements were very important and critical in regard to the Board recommending the Westpac Proposal.

From a financial viewpoint the offer to shareholders of 1.31 Westpac shares for every St.George share, representing a 28.5% upfront premium at the time of the offer, was also important in the Board reaching its unanimous decision to recommend the Westpac Proposal to shareholders. At the time of the offer, the book value ratio of St.George represented one of the more attractive premiums paid for a large financial institution for more than ten years in Australia and relative to other premiums being paid for other banks in Australia and globally this year, exceedingly attractive.

In addition, at the time of agreeing to the Westpac Proposal, the Board was conscious of the level of market volatility in global financial institutions and credit markets. The Board's acceptance of Westpac's offer enabled this Proposal to be presented to shareholders for consideration while retaining the right to accept any superior offer which might have emerged or withdraw from the Westpac transaction if it was no longer in the best interests of shareholders. However, whilst there was evidence of volatility at that time, it would be disingenuous to say that the Board fully foresaw the depth of volatility and financial carnage that has occurred over the last 3 months.

Grant Samuel, as Independent Expert, undertook a detailed analysis of the transaction and noted also in their report dated 29 September 2008 that if the Westpac Proposal does not proceed the St.George share price is likely to fall substantially from current levels. In addition they compared the Westpac Proposal financially with St.George remaining independent and concluded that staying independent is likely to deliver less value over the medium term.

In September, the offer was further enhanced as St.George and Westpac agreed to revised merger terms, involving a special dividend for St.George shareholders to be paid over and above the 2008 final dividend.

The special dividend was proposed in conjunction with a package of measures designed to increase the certainty of completion of the merger and accelerate merger benefits. The special dividend has now been determined as an additional 31 cents per share fully franked which will be paid to St.George Bank shareholders on 18 December 2008.

I believe that this merger represents a real win/win for all parties.

St.George shareholders will own almost 30 per cent of Westpac – Australia's first bank and one of the world's great banks with 191 years' experience behind it and a AA credit rating. As we speak there are only 17 banks globally with a credit rating of AA or higher.

I'm also pleased to say that your Bank continued to financially perform throughout this year, despite the potential distraction of the recommended merger.

I wanted to touch briefly at this point on St.George's financial performance in 2007/2008 and pay tribute and thanks to the executive and management team and all our staff from head office through to every branch throughout the country.

St.George delivered a very good result for the 2008 financial year, reporting yet another record profit.

Our earnings growth also exceeded that of our competitors – in short, St.George has punched well above its weight and I want to thank CEO Paul Fegan and all our staff for their hard work in consistently delivering such solid results.

However we are now trading in very different and very turbulent financial times. Global financial leaders are talking about the possibility of recessions in a number of countries and the Australian Government has responded to the turmoil by taking the unprecedented step of guaranteeing deposits in Australian banks for three years. Despite the recent action taken by the Australian government, our financial services sector is expected to continue facing a number of challenges in the coming year. These include softening growth across the broader Australian economy, slower growth in lending products and an increase in credit defaults. In this environment, the earnings growth for all banks, including St.George, is expected to slow.

Today you have a unique opportunity to support a proposal to merge with a bank that is well positioned to weather these significant challenges.

Not only is Westpac a large financial institution but it has a strong track record of profits and dividends, which has created value for its shareholders. Westpac has also been a consistent performer which points to the quality of the business and the sound risk management disciplines of its team.

The Board considered that the Westpac offer was an excellent proposition for shareholders when it first received the offer in May this year. The increasingly uncertain economic environment in which we are now operating and Westpac's strong performance during this period only reinforces this view.

The merger will create a stronger bank with a bigger balance sheet and improved access to funding – characteristics that are especially important in times such as these.

If the merger is not approved, St.George will continue to operate as a stand alone bank. While St.George will benefit from a lower cost to income ratio and better asset quality across the book relative to the major banks, having regard to the volatile economic outlook the rate of earnings growth achieved by St.George in the year to September 2008 is most unlikely to be sustained. In this environment, the Board believes it would also be prudent to increase the level of Tier 1 capital above the current level of 6.6% to 7% or more by 31 March 2009. In addition, as observed by the Independent Expert St.George's share price would fall substantially from current levels if the Westpac Proposal does not proceed. Moreover the Independent Expert stated that "St.George shareholders benefit from an uplift in attributable earnings per share (and to a lesser extent dividends per share). It would take some years of consistently higher growth by a stand alone St.George to catch up with the attributable earnings shareholders should receive through the Westpac Proposal".

Obviously a transaction like this has various risks which are important to consider and which were outlined in the Independent Expert's report. However despite these, the Independent Expert considered the Westpac Proposal to be "fair" and "reasonable" and has concluded that it is in the best interests of St.George shareholders, in the absence of a superior proposal.

I encourage you to consider these important factors and the Board's recommendation, in casting your vote.

In these most volatile economic times nothing is certain, but this merger is about the creation of a stronger bank, with an ongoing business model that seeks to preserve the St.George culture for staff and customers under the leadership of Gail Kelly who knows both banks well.

Finally, I am pleased to inform you that all conditions to the effectiveness of the schemes, other than conditions relating to the approval of resolutions being considered today and the filing of court orders approving the schemes, have been satisfied.

● ● ● ●

Thanks

Ladies and Gentlemen, I would like to thank you for participating in the 2 shareholders' meetings which we have held in Darling Harbour today and to those who appointed proxies, I thank you also.

On the assumption that all resolutions are passed, I would like to add the following comments.

To those of you who have been with us since our building society days or whose relationship with St.George began through the Barclays acquisition or the Advance Bank merger, I would like to make special mention.

You have stuck by St.George and in doing so, experienced a tremendous growth story in the last ten years.

When St.George made the transition from Australia's largest building society to life as a listed bank in 1992, the key motivator was to increase access to equity and debt funding and to present a real alternative to the majors. Two years later we acquired Barclays' commercial banking division, giving us geographic spread, a bigger balance sheet and revenue diversification. When we merged with Advance Bank in 1997, our rationale was again access to funding and geographic diversification but it gave us more critical mass and scale.

Our total shareholder return over the past five and ten years for long-term shareholders was 71% and 318% respectively.

As we continued to grow and build a great business, we became increasingly attractive to the banks we set out to rival. But as I said earlier, we are operating in a very different world, a world in which we believe our shareholders and customers will have a better future as part of a stronger and larger financial institution.

To St.George staff. You have also been such an integral part of this growth story and I thank you most sincerely for your support and for making the customer experience such a satisfying one. You will play a key role in helping preserve the unique St.George culture and ensuring the high standards you have set are maintained as life as a merged entity begins.

St.George customers, I would like to thank you deeply also. St.George has always prided itself on offering a unique and satisfying customer experience – attributes that will be preserved under the Westpac Proposal. We thank you for your support and look forward to your continued support.

Finally, to my fellow Board members. Even though, as I mentioned earlier, we were well prepared for an approach, we have spent many long hours considering the merits of the Westpac Proposal and worked hard to negotiate an even better outcome for our shareholders. I thank you for your professionalism and dedication.

It is our expectation that the outcome of all of today's meetings will be known later today. The results will be announced to the ASX and posted on St.George's merger website as soon as possible.

Again many thanks for your participation in this significant event.

END